WHITEMARK HOMES, INC.
677 North Washington Blvd.
Sarasota, Florida 34236

September 9, 2008

Mr. John Cash
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Whitemark Homes, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-KSB/A filed on September 2, 2008
File No. 0-8301

Dear Mr. Cash:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated September 4, 2008 regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “Annual Report”) and Amendment No. 1 to the Annual Report filed on September 2, 2008. We are providing the following letter containing our responses.

FORM 10-KSB/A FILED ON SEPTEMBER 2, 2008

General

COMMENT 1:
We note that in your amended 10-KSB your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://ww.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Mr. John Cash
September 9, 2008

RESPONSE:
In response to the Commission’s comment above, the Company acknowledges that it had erroneously stated that its disclosure controls and procedures were effective. The Company has further revised its disclosure in Amendment No. 2 to the Annual Report to disclose that its Disclosure Controls and Procedures were not effective and has explained how management concluded that they were not effective which such disclosure is consistent with the Company’s original disclosure in the Annual Report.

We trust that this response satisfactorily responds to your request. Should require further information, please contact Clayton E. Parker, Esq. at (305) 539-3300.

Sincerely,

/s/ Barry Reese

Barry Reese
Chief Executive Officer and
Acting Chief Financial Officer